Exhibit 4

Dublin & London | 7 November, 2007: Smurfit Kappa Funding plc (the “Issuer”), a subsidiary of Smurfit Kappa Group plc (“SKG”) announced that it intends to file a Form 15-F with the US Securities and Exchange Commission (“SEC”) to terminate its duty under Section 15(d) of the Securities Exchange Act of 1934 to file reports, thereby relieving the Issuer of the requirement to file annual financial reports (Form 20-F) and other periodic reports with the SEC.

The Issuer has determined that it has less than 300 holders of record of each of its  €217,500,000 in aggregate principal amount of 7.75% Senior Subordinated Notes due 2015 and $200,000,000 in aggregate principal amount of 7.75% Senior Subordinated Notes due 2015 and is therefore not required to file such reports.

SKG’s quarterly and annual financial reports and other supplementary and periodic information may be viewed on SKG’s website at www.smurfitkappa.com.